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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66660

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curian Clearing LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7601 Technology Way
(No. and Street)

Denver, Colorado 80237
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristine Lowry (720) 489-5206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1225 Seventeenth Street, Suite 800 Denver, CO 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristine Lowry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curian Clearing LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kristine Lowry
Signature

VP, Controller
Title

Kathie R. Newton
Notary Public

KATHERINE R. NEWTON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20104053778
MY COMMISSION EXPIRES JANUARY 23, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURIAN CLEARING LLC

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

CURIAN CLEARING LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3

Report of Independent Registered Public Accounting Firm

The Board of Managers and Member
Curian Clearing LLC:

We have audited the accompanying statement of financial condition of Curian Clearing LLC (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company and an indirect wholly owned subsidiary of Prudential plc) as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Curian Clearing LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, on July 30, 2015 the Company's Board of Managers decided to discontinue operations once the Company receives the necessary approvals to withdraw as a broker-dealer from FINRA. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

KPMG LLP

Denver, Colorado
February 25, 2016

CURIAN CLEARING LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	96,968,930
Cash segregated under federal regulations		509,615,527
Receivable from noncustomers		1,095,402
Marketable securities owned, at fair value		156,554
Non-marketable securities, at fair value		145,740
Deposits with clearing organizations		3,685,224
Prepaid and other assets		277,418
Total assets	$	611,944,795

Liabilities and Member's Equity

Liabilities:		
Payable to customers	$	448,010,934
Customer drafts outstanding		67,185,998
Accounts payable and other accrued expenses		2,147,848
Payable to affiliates		1,317,131
Contingent liabilities		2,993,000
Total liabilities		521,654,911
Member's equity:		
Total member's equity		90,289,884
Total liabilities and member's equity	$	611,944,795

See accompanying notes to statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) *Organization*

Curian Clearing LLC (the Company) is a wholly owned subsidiary of Jackson National Life Insurance Company (Jackson). Jackson is an indirect, wholly owned subsidiary of Prudential plc. Jackson is the sole member of the Company and is entitled to elect and remove the managers of the Company and is also entitled to 100% of the net profits or losses of the Company. Jackson has no liability for any debt, obligation, or liability of the Company, except to the extent expressly assumed.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), and a member of the Securities Investor Protection Corporation (SIPC). The Company provides clearing operations to clear transactions for Curian Capital, LLC (Capital), an affiliated company.

After evaluating the Capital business and its position in the marketplace, Capital decided to stop accepting new accounts, effective July 31, 2015, but agreed to continue actively managing existing accounts into 2016 to allow financial professionals and clients sufficient time to plan for the transition of accounts. As a result, on July 30, 2015, the Company's Board of Managers decided to discontinue operations with an anticipated shut down of operations in 2016. During this transition period, the Company will be facilitating the liquidation of customer accounts along with obtaining the necessary approvals to withdraw as a broker-dealer.

(b) *Basis of Presentation*

Due to the anticipated closure of the Company's operations discussed above, the Company has determined that it will discontinue operations once customer accounts are distributed and the Company receives the necessary approvals to withdraw as a broker-dealer from FINRA. As a result, there is substantial doubt about the Company's ability to continue as a going concern. These financial statements have been prepared with the assumption that the Company will continue as a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability of assets or the amounts of liabilities that may result from the decision by the Company to discontinue operations.

As a result of FINRA's substantive approval rights over the Company's withdrawal as a broker-dealer, the Company has determined that it does not meet the requirements to adopt liquidation basis of accounting under *Accounting Standards Codification 205-30, Liquidation Basis of Accounting*, as of December 31, 2015. Accordingly, the Company has applied the going concern basis of accounting in the accompanying financial statements. Upon receiving the required approvals from FINRA, the Company will begin applying the liquidation basis of accounting.

The accompanying statement of financial condition has been prepared using the accrual method of accounting. Proprietary securities transactions and customers' securities transactions are reported on a settlement date basis.

(c) ***Use of Estimates***

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions relating to the reported amount of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(d) ***Cash and Cash Equivalents***

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with original maturities of three months or less and money market mutual funds. The carrying values of the Company's cash equivalents approximate their fair values due to their short-term nature.

As of December 31, 2015, cash and cash equivalents consisted of the following:

Cash	$96,365,261
Money market mutual funds	603,669
Total	$96,968,930

Money market mutual funds are recorded at the reported net asset value.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may be in excess of federally insured limits or may be invested in non-federally insured money market accounts. The Company believes it is not exposed to any significant credit risk.

(e) ***Cash Segregated under Federal Regulations***

Cash of $509,615,527 has been segregated in special reserve bank accounts for the exclusive benefit of customers under SEC Rule 15c3-3. The amount in the reserve bank accounts on December 31, 2015, including the subsequent day's deposit of $10,584,000, was $5,002,595 in excess of the required deposit of $515,196,932.

(f) ***Receivable From and Payable to Customers***

Accounts receivable from and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for receivables.

(g) ***Receivables from Noncustomers***

Receivables from noncustomers primarily include dividends due from mutual fund companies related to securities held by customers.

(h) Marketable Securities

The Company owns marketable equity securities, which are classified as trading securities for financial reporting purposes. The securities are valued at market value based upon exchange quoted prices and would be classified as Level 1 securities under *Accounting Standards Codification Topic 820, Fair Value Measurement (ASC 820).*

(i) Non-marketable Securities

The Company owns equity shares of DTCC Common Stock, which are considered not readily marketable. The securities are valued at the market value of the most recent purchase and are classified as Level 3 securities under *ASC 820.*

(j) Income Taxes

Federal and state income taxes on net taxable earnings of a limited liability company are payable by the member in accordance with the Internal Revenue Code. Accordingly, no provision has been made for U.S. federal or state income taxes in the accompanying financial statements.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's statement of financial position to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely than-not" threshold would be recorded as a tax benefit or expense in the current year. The Company has concluded that there was no impact related to uncertain tax positions for the year ended December 31, 2015. The Company's conclusions regarding tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analyses of tax laws, regulations, and interpretations thereof. The United States is the major tax jurisdiction for the Company and the earliest tax year subject to examination is 2009.

(2) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000, or 2% of "aggregate debit items," whichever is greater, as these terms are defined. At December 31, 2015, the Company had net capital of $88,335,544, which was $88,085,544 in excess of its requirement.

(3) Fair Value

ASC 820 defines fair value, establishes a framework for measuring fair value, and established a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1* – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- *Level 2* – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3* – Unobservable inputs for the asset of liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	*Level 2*	*Level 3*	*Total*
Money market mutual funds	$603,669	$ -	$ -	$603,669
Marketable securities	156,554	-	-	156,554
Non-marketable securities	-	-	145,740	145,740
Total	$760,223	$ -	$145,740	$905,963

There were no transfers between level 1 and level 2 during the year.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2015.

	Beginning Balance	*Unrealized Gains and (Losses) Related to Assets Held at Year-End*	*Realized Gains and (Losses) Related to Assets No Longer Held*	*Purchases, Issuances, and Settlements*	*Transfers In (Out)*	*Ending Balance*
Non-marketable Securities	$34,599	$23,287	$ -	$87,854	$ -	$145,740

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Managers and Member
Curian Clearing LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Curian Clearing LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

February 25, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*******2939*********************MIXED AADC 220
066660 FINRA DEC
CURIAN CLEARING LLC
ATTN: COMPLIANCE DEPT
7601 E TECHNOLOGY WAY
DENVER CO 80237-3003

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristine Lowry
720-489-5206

2. A. General Assessment (item 2e from page 2) $ 110,381

B. Less payment made with SIPC-6 filed (exclude interest) (71,195)
07/28/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 39,186

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 39,186

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 39,186

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Curian Clearing, LLC
(Name of Corporation, Partnership or other organization)

Kristine Lowry
(Authorized Signature)

VP Controller
(Title)

Dated the 18th day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 44,698,296
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	18,075
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	477,116
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	8,176
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 42,535	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	42,535
Total deductions	545,902
2d. SIPC Net Operating Revenues	$ 44,152,394
2e. General Assessment @ .0025	$ 110,381 (to page 1, line 2.A.)